SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 8, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.

Consolidated Earnings Release

1st Quarter 2006 - Unaudited
Brasília, May 08, 2006

BRTP3: R$ 32.20/ 1,000 shares
BRTP4: R$ 17.20/ 1,000 shares
BRP: US$ 41.99/ ADR

Market Cap: R$ 8,271 million
Closing price: May 05, 2006

Companhia Nível 1 Mercado Bovespa - Brasil

BRP LISTED NYSE

BrasilTelecom

BRASIL TELECOM REACHES 33.3% EBITDA MARGIN IN 1Q06

Brasília, May 08, 2006 - Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated results for the first quarter of 2006 (1Q06). The Company’s unaudited financial statements are presented in million of Reais, except when stated otherwise, and are in conformity with generally accepted accounting principles in Brazil.

HIGHLIGHTS

  2,460.0 thousand mobile accesses in 1Q06, 11.2% and 145.1% higher than 4Q05 and 1Q05, respectively.
  The mix for post-paid mobile accesses reached 33.3%, compared to 31.3% in 4Q05.
  1,084.1 thousand broadband accesses in service in 1Q06, 6.9% and 73.4% superior than 4Q05 and 1Q05, respectively.
  Data communications and other services revenue totaled R$538.4 million in 1Q06, 28.0% higher than 1Q05.
  Brasil Telecom’s CAPEX in 1Q06 reached R$214.6 million, against R$782.8 million and R$282.2 million in 4Q05 and 1Q05, respectively.
  Gross revenue amounted to R$3,654.9 million in 1Q06, a 5.4% growth when compared to the same period in the previous year.
  Operating costs and expenses in 1Q06 totaled R$2,321.7 million, a 3.0% reduction in comparison to 4Q05 (not considering the extraordinary adjustments of the respective quarter).
  Total debt in 1Q06 amounted to R$4,339.4 million, 5.0% inferior than in the 4Q05.

IR CONTACTS
Ricardo Florence (Head of IR)	Phone: (55 61)3415-1140	rflorence@brasiltelecom.com.br
Renata Fontes (IR Manager)	Phone: (55 61)3415-1256	renatafontes@brasiltelecom.com.br
Ruy Nagano	Phone: (55 61)3415-1291	ruy.nagano@brasiltelecom.com.br
Carla Bernardes	Phone:(55 61)3415-1123	carla.bernardes@brasiltelecom.com.br
Remi Kaiber Junior	Phone: (55 61)3415-1411	remi@brasiltelecom.com.br

MEDIA CONTACTS
Cesar Borges	Phone: (55 61)3415-1378	cesarb@brasiltelecom.com.br

Brasil Telecom Participações S.A. controls Brasil Telecom S.A., a telecommunications company which provides fixed line telephony services in local, domestic long distance, international long distance, mobile telephony, public telephony, data communication, network and value added services in the states of Rondônia, Acre, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, as well as in the Federal District. Its coverage area corresponds to 24% of the population (approximately 44 million inhabitants), 27% of the GDP (approximately R$420 billion in 2003) and 33% of the Brazilian territory (about 2.8 million km²).

OPERATING PERFORMANCE

WIRELINE TELEPHONY

NETWORK

The utilization rate was stable throughout 1Q06, reaching 88.2% . Brasil Telecom has a technical reserve of approximately 1.3 million lines installed to serve immediately an increase in demand with no additional investments needed. By the end of 1Q06, Brasil Telecom’s plant had 10.8 million lines installed and 9.5 million lines in service (Annex XVI).

The hybrid terminal – LigMix - reached an 8.7% stake regarding lines in service by the end of March, against 8.2% in December. The hybrid terminal is only offered in switching stations where there is idle capacity when the client’s bad debt is confirmed, or through marketing campaigns directed to low income households.

TRAFFIC

In 1Q06, Brasil Telecom reached 2.3 billion billed pulses, a 4.2% reduction in comparison to 4Q05 (Annex XV). Such reduction can be explained by seasonal effects once vacation and several holidays happen during the first quarter and the weighted average of business days is inferior to the other quarters of the year. The growth of broadband accesses sold in the period and the migration from wireline traffic to mobile also contributed for such performance.

Brasil Telecom made in 1Q06 adjustments in exceeding pulses, which reflected in the booking of hired pulses from the plan “Franquia Adicional”, causing an increase in traffic since 1Q05. Such adjustment included the reclassification of the revenue incurring from the commercialization of the plan “Franquia Adicional” from subscription line to measured service.

Long distance traffic decreased 0.8% in comparison to 4Q05, thus Brasil Telecom registered 1.4 billion minutes in 1Q06 (Annex XV). Among the factors that explain such reduction are seasonal effects and greater competition.

At the end of 1Q06, Brasil Telecom reached a 61.3% market share in the interregional segment and a 34.9% market share in the international segment (quarterly average).

By the end of March, Brasil Telecom’s quarterly average long distance market share reached 84.9% in the intra-regional segment, 2.0 p.p. superior than the 82.9% market share registered in 1Q05. In the interregional and international segments, Brasil Telecom achieved market share of 10.3 p.p. and 5.8 p.p., respectively, in 12 months.

PS: The market shares hereby presented refer to Brasil Telecom’s concession area (Region II of the PGO – General Concession Plan), except when mentioned otherwise.

TARIFFS

On March 28, 2006, Anatel validated the maximum tariffs for the Basic Plans of the Public Switched Telephony Network (PSTN), Domestic Long Distance mode for the concessionaires of the PSTN for calls towards users of the Personal Mobile Service (SMP). The tariff readjustment of 7.99% for VC-2 and VC-3 calls became effective as of March 29, 2006.

MOBILE TELEPHONY

BrT Mobile reached 2,460 thousand mobile accesses in service (Annex XIX), a net addition of 247.2 thousand accesses in the quarter. This number represents 31.4% of the Company’s goal for December 2006. At the end of 1Q06, BrT Mobile’s subscriber base was 11.2% higher than 4Q05 and in comparison with 1Q05, there was a 145.1% increase. BrT Mobile sold 1.9 million accesses in the last 12 months.

BrT Mobile net additions represented 40.1% of the total net additions in Region II during 1Q06, mainly due to the launch of the “Novo Pula-Pula Controle”, in which the client pays R$34.90/month and can receive up to the same amount in bonus minutes according to the minutes incurring from incoming calls and the remodeling of the “Pula-Pula Conta”, in which the client pays a certain amount for a package of minutes (franquia) every other month, with bonus minutes incurring from incoming calls being limited to the amount of minutes of the chosen package (franquia).

At the end of March, our mobile operations had 820.2 thousand post-paid subscribers (representing 33.3% of our customer base), which represented the best post-paid mix among the mobile operators present in Brazil, which discloses information.

During the 1Q06, BrT Mobile reached 3,333 sale spots and maintained its coverage to 782 localities. Currently, its coverage reaches 86% of the Region’s population.

At the end of 1Q06, BrT Mobile achieved a 9.4% market share in its area of operations, compared to 4.8% in 1Q05. In the Mid-western and Northern regions, BrT Mobile reached 11.9% market share, surpassing the company which entered third in the market.

DATA

During 1Q06, Brasil Telecom added 70.2 thousand accesses to its plant, amounting to 1,084.1 thousand broadband accesses in service by the end of March, an increase of 6.9% and 73.4% in comparison to 4Q05 and 1Q05, respectively (Annex XVI).

The residential market represented 93.7% of the total broadband accesses by the end of 1Q06, while the corporate market represented 6.3% .

By the end of 1Q06, Brasil Telecom registered growth in the following data transmission services for the corporate market: (i) Dedicated IP, which is an internet access service with speeds up to 155 Mbps, (ii) Serviço Plus, which is a data transport service and (iii) IP Turbo, a symmetric access to the internet at 512 Kbps, without the need for an internet service provider.

INTERNET SERVICE PROVIDERS

Brasil Telecom is the leader in the Brazilian dial-up internet market, having generated nine billion minutes in 1Q06. Approximately 1 million subscribers pay for services, including broadband accesses and value added services.

iBest consolidated its position as the largest dial up ISP in Region II with a market share of approximately 52% by the end of 1Q06. iBest is present in more than 1,800 cities, has a subscriber base of approximately 11 million registered users and 1.5 million active users.

iG generated 4.6 billion minutes in 1Q06, which places it as leading traffic generator in Regions I and III. iG is present in more than 1,200 cities and has a subscriber base of 16.2 million registered users and 2.0 million active users. iG's broadband subscriber base increased 16% when compared to the previous quarter, reaching 209 thousand clients by the end of 1Q06.

BrTurbo reached 580 thousand clients on Region II by the end of 1Q06, 6% greater in comparison to 4Q05. Approximately 57% of Brasil Telecom’s broadband accesses were BrTurbo subscribers.

At the end of March, Brasil Telecom had 793 thousand broadband customers in Brazil.

FINANCIAL PERFORMANCE

REVENUE

Gross revenue from local service reached R$1,769.1 million in 1Q06, 2.8% lower than 4Q05’s. The subscription and measured service revenues accounted for 70.6% and VC-1 calls accounted for 28.5% of the total revenue from local service (Annex V). In 1Q06, Brasil Telecom included revenues from VC-1 calls as local service revenues, reclassifying this account for the fiscal year of 2005.

In the first quarter, gross revenue from subscription fees totaled R$893.3 million, a 0.9% reduction in comparison to the R$901.2 million achieved in 4Q05 due to the reduction of 17 thousand lines in service, as well as the increase of 42.6 thousand hybrid lines, which has a monthly subscription of R$28.00, 27.4% lower than the basic subscription fee, in the Federal District). It is important to mention the reclassification made by Brasil Telecom in 1Q06, in which it transfers subscription revenues incurring from the plan “Franquia Adicional” to measured service.

Gross revenue from measured service totaled R$355.6 million in the 1Q06, 5.9% inferior to the previous quarter, reflecting the seasonal effects of the period and the commercialization of ADSL accesses, which caused a 4.2% reduction in the exceeding pulses volume and a lower average tariff than the Basic Local plan practiced in the “Franquia Adicional” plan. In comparison to 1Q05, gross revenues from measured service increased 4.5% , due mainly to the 7.27% tariff readjustment in effect as of July 3, 2005.

Brasil Telecom made a reclassification on 1Q06 which transferred subscription revenues incurring from the plan “Franquia Adicional” to measured service. Therefore, Brasil Telecom reclassified revenues from the fiscal year 2005 in order to keep such revenues comparable. Local pulses were adjusted according to the same criteria.

Gross revenues with VC-1 calls reached R$503.5 million in 1Q06, 3.2% inferior than 4Q05, reflecting a reduction in VC-1 traffic. Regarding VC-1 traffic, as of the second semester of 2005, we have been observing a trend for reduction, which reflects the aggressive promotional campaigns of mobile operations focused on mobile-mobile traffic. In comparison to 1Q05, gross revenues with VC-1 calls were 2.4% inferior, despite the 7.99% tariff readjustment in effect as of July 12, 2005.

Gross revenue with public telephony reached R$127.9 million in 1Q06, a 12.2% reduction in comparison with the revenue obtained in 4Q05 and 47.1% superior than the revenue in 1Q05. The variation in comparison to 4Q05 is mainly explained by an 8.4% reduction in sale of credit. The increase in comparison to 1Q05 was influenced by the 7.37% credit card tariff readjustment and also by the launch of Brasil Virtual Cel, which transferred R$42.6 million from the public telephony revenue to BrT Mobile in 1Q05. Brasil Virtual Cel was suspended in April, 1Q06.

Gross revenue from LD calls reached R$703.9 million in 1Q06, representing a reduction of 0.3% in comparison to 4Q05. This performance was influenced by a 0.8% reduction in LD traffic. In comparison to 1Q05, LD revenue was 6.8% inferior due to a 11.7% traffic reduction, compensated by a 2.94% tariff readjustment in effect as of July 3, 2005.

Interconnection revenue in 1Q06 amounted to R$108.5 million, a 26.9% and 34.1% drop in comparison to 4Q05 and 1Q05, due to the reduction of Local Network Usage Rate (TU-RL). As of January 1, 2006, this tariff corresponds to 50% of the value of the local minute from the Basic Plan. TU-RL is now R$0.03679, against R$0.04548 in 4Q05.

In 1Q06, gross revenue from data communications and other services reached R$538.4 million, a 2.6% reduction as compared to the previous quarter and a 28.0% increase in comparison to 1Q05. In comparison to 4Q05, this performance reflects a R$23.9 million reduction regarding revenue incurring from BrT internet service providers’ (iG and iBest) traffic encouragement, which had its contracts with the other telecom operators renegotiated by the end of 2005. With the decrease in TU-RL, risk incurring from the interconnection regime was reduced, generating pressure on prices. On the other hand, the growth in network formation services (DialNet, Serviço Plus, Dedicated IP) and a 6.9% expansion in ADSL accesses in service are worth being noted.

In 1Q06, consolidated gross revenue from mobile telephony totaled R$227.6 million, of which R$173 million were related to services and R$54.6 million to the sale of handsets and accessories. This performance represents a 9.8% reduction in comparison to 4Q05 and a 54.8% increase in comparison to 1Q05.

In comparison to 4Q05 and 1Q05, respectively, gross revenues from services with mobile telephony in 1Q06 exceeded in 26.6% and 73.7%, respectively, due to the increase in the subscriber base. Gross revenues from the sale of handsets and accessories decreased 52.8% in comparison to 4Q05 once the sales channels still register a surplus in inventories due to purchases made at the end of 2005.

The blended mobile ARPU in the 1Q06 was of R$26.6 (Annex XVIII). The post-paid ARPU was of R$40.0 and the pre-paid ARPU was of R$20.1. In comparison to 4Q05, the post-paid ARPU decreased 7.5% due to a greater significance of the “Plano Controle” in the total mobile post-paid accesses.

Brasil Telecom’s net revenue reached R$2,476.9 million in 1Q06, 4.4% lower than the revenue registered in 4Q05 and 1.2% higher to the revenue registered in 1Q05 (Annex V).

COSTS AND EXPENSES

In 1Q06, operating costs and expenses amounted to R$2,321.7 million, compared to R$2,952.5 million in 4Q05. The main items that determined such performance were: provisions and losses (-61.8%), materials (-49.2%), marketing and advertising (-68.1%), and personnel (+18.2%) . (Annex VI).

At the end of 1Q06, 5,420 employees worked in Brasil Telecom’s wireline segment, against 5,803 employees in the previous quarter. BrT Mobile ended 1Q06 with 735 employees, against 1,069 in the 4Q05. By the end of March, Brasil Telecom had 6,155 employees, a 10.4% reduction in comparison with December.

Total personnel costs and expenses reached R$190.2 million, a 18.2% increase as compared to the previous quarter explained by the severance expenses due to the reduction in the work force which amounted to R$44.1 million. Furthermore, the costs and expenses with personnel were influenced by the Collective Labor Agreement in effect as of January 1Q06, which implicated an average salary readjustment of 6.0% .

Costs and expenses with subcontracted services, excluding interconnection costs and marketing and advertising expenses, totaled R$544.0 million in the 1Q06, 10.9% inferior to the costs and expenses reported in the previous quarter. The variation of costs and expenses in the 1Q06 in comparison to the 4Q05 is explained by the following items:

  R$28.3 million reduction with BrT Mobile’s handsets sales commissions expenses, due to a 39.7% reduction in the volume of handsets commercialized in 1Q06, which generated smaller expenses with sales commissions than those registered in 4Q05;
  R$4.3 million reduction with consulting expenses; and
  R$5.0 million reduction in call center services expenses.

In the 1Q06, interconnection costs amounted to R$498.5 million, a 3.1% and 13.5% reduction in comparison to 4Q05 and 1Q05, respectively. Such performance reflects BrT Mobile’s gain in scale, a 19.1% reduction in TU-RL and a change in the traffic profile, where VC-1 calls, which are large VU-M generators, are decreasing its participation to the total of VC calls.

Advertising and marketing expenses amounted to R$20.4 million in 1Q06, a 68.1% reduction in comparison to 4Q05, explained by seasonal effects in December, 2005, due to Christmas’ campaigns.

Losses from Accounts Receivable as a percentage of gross revenue in the 1Q06 were of 3.1%, against 4.1% in the 4Q05. Losses from accounts receivable totaled R$112.8 million in the 1Q06, a 28.4% reduction in comparison to the previous quarter. In December, Brasil Telecom made additional provisions corresponding to R$74 million, regarding Losses from Accounts Receivable subject to co-billing. If the extraordinary effect is disregarded, Losses from Accounts Receivable in 1Q06 would have surpassed in R$29.4 million 4Q05’s Losses from Accounts Receivable.

In the 1Q06, provisions for contingencies totaled R$75.2 million, a reduction of R$259.8 million as compared to the 4Q05, when extraordinary adjustments corresponding to R$275 million were booked: (i) R$198 million refer to probable risks of social security and labor legal proceedings, as well as administrative proceedings and (ii) R$77 million refer to write-off of tax credits, in particular of the ICMS (Value Added) tax levied on supplies used in the maintenance of BrT’s fixed telephone network and on electric energy consumption. If the extraordinary adjustments are disregarded, the provisions for contingencies in 1Q06 would surpass by R$15.2 million the previous quarter, reflecting corrections to legal proceedings in progress.

Costs and expenses with materials totaled R$83.9 million in 1Q06, a 49.2% reduction in comparison to 4Q05, explained mainly by a 39.7% reduction in the amount of mobile handsets sold in the quarter. BrT Mobile’s costs and expenses with materials amounted to R$60.8 million, representing 72.6% of the total costs and expenses with materials registered by the Group.

Other operating costs and expenses totaled R$126.7 million in the 1Q06, a 53.4% reduction in comparison to 4Q05. In 4Q05, additional provisions were booked in the amount of R$210 million, of which, R$171 million refer to adjustments in the actuarial calculation of retirement plan obligations of Fundação BrT Prev (“Fundação BrT”), by virtue of the adjustment of its mortality table and R$39.4 million were booked due to the decision rendered by Anatel, which alters the calculation basis of FUST (Fund for the Universalization of Telecommunications Services). If the extraordinary effect is disregarded, other operating costs and expenses in 1Q06 would surpass in R$64.9 million the previous quarter. Such difference is a result of agreements made in 4Q05 with telecom operators, as well as bonuses received from suppliers due to the accomplishment of sales of mobile handsets goals in the same period. In 1Q06, R$17 million incurring from charges incurring from the extension of the concession contracts, equivalent to 2% of the PSTN (Public Switched Telephone Network) revenue, every other year, net of taxes.

EBITDA

Brasil Telecom’s consolidated EBITDA was of R$825.3 million in the 1Q06 (Annex VIII). Consolidated EBITDA margin reached 33.3% in 1Q06. In 4Q05, the adjusted EBITDA reached R$871.8 million, representing an adjusted EBITDA margin of 33.6% (Annex VIII).

BrT Mobile’s EBITDA in 1Q06 reached negative R$40.3 million, which represents a negative EBITDA margin of 18.1% . Although Brt Mobile’s operation is still not mature, its performance in 1Q06 was well above the one registered in the previous quarter, due to the increase of its subscriber base, lower SAC (Subscriber Acquisition Cost) and lower sales commission and advertising/marketing costs and expenses.

NET EARNINGS

Net income totaled R$33.5 million in 1Q06 (R$0.0922/1,000 shares) (Annex I). Net income/ADR in the period was of US$0.2121. In 1Q05, the Company registered a net income of R$45.1 million, corresponding to R$0.1239/1,000 shares, while net income per ADR amounted R$0.2323.

INDEBTEDNESS

At the end of March, 2006, Brasil Telecom’s consolidated total debt was of R$4,339.4 million, 5.0% inferior than the amount registered at the end of December (Annex X). As of March, 71.0% of the total debt corresponded to long-term debt (Annex XI).

Brasil Telecom finished 1Q06 with R$1,865.0 million in cash and equivalents, against R$2,613.8 million in December. Such variation is mainly due to the payment of Interest on Shareholders’ Equity which amounted to R$352.4 million on January 13, 2006 and the payment of R$408.8 million to investment suppliers. The consolidated net debt corresponded to R$2,474.4 million, 26.6% superior to the net debt registered in December, 2005 (Annex X).

On April 19, 2006, Brasil Telecom raised R$30 million with Fundo Constitucional de Desenvolvimento do Centro-Oeste (FCO). Such resources are destined to fulfill goals established by Anatel in the Mid-western region. The total term for the funding is five years, with one year of grace period. The cost of this debt is equivalent to 14% p.a. and shall be paid quarterly during the grace period and monthly during the period of amortization of the principal.

At the end of March, 2006, the foreign-currency-denominated debt totaled R$1,155.6 million, of which R$510.0 million were denominated in US dollars, R$246.1 million in currency basket and R$399.5 million in Yens (Annex X). On March 31, 2006, 62.4% of our debt affected by exchange rate variation was hedged against exchange rate risk. Of our total debt excluding hedge adjustments, 11.1% was exposed to exchange rate variations.

Brasil Telecom’s consolidated debt had a year-to-date cost equivalent to 9.3% p.a., or 55.9% of the Domestic Interbank Rate.

At the end of March 2006, Brasil Telecom’s financial leverage ratio, represented by the ratio of its net debt to shareholders’ equity, was equal to 46.9%, against 37.3% in the previous quarter.

CAPEX

Brasil Telecom’s CAPEX totaled R$214.6 million in the 1Q06, of which R$209.4 million were invested in the fixed-line network and R$5.2 million in the mobile network (Annex IX). In comparison to 4Q05, total investments decreased by 72.6%, although they are in line with the estimated CAPEX for 2006.

STOCK MARKET

Table 1: Stock Market Performance

	Closing Price as of Mar, 31, 2006	Performance

		In 1Q06	In 12 months	In 24 months

Common Shares (BRTP3) (in R$/1,000 shares)	23.20	-2.4%	-2.0%	41.0%
Preferred Shares (BRTP4) (in R$/1,000 shares)	15.56	-9.5%	2.3%	-8.6%
ADR (BRP) (in US$/ADR)	36.29	-2.8%	25.8%	22.7%
Ibovespa (points)	37,952	13.4%	42.6%	71.4%
Itel (points)	971	2.0%	13.0%	8.6%
IGC (points)	4,239	15.9%	61.5%	133.5%
Dow Jones (points)	11,109	3.7%	5.8%	7.3%

Table 2: Theoretical Portfolio Participation – January / April

	Ibovespa	Itel	IGC

BRTP3	0.604%	3.998%	0.390%
BRTP4	0.906%	12.477%	1.218%

SHAREHOLDING STRUCTURE

Table 3: Shareholding Structure

Mar/06	Common Shares	%	Preferred Shares	%	Total Shares	%

Solpart Participações S.A.	68,356,160,984	51.0%	-	0.0%	68,356,160,984	18.8%
ADR	-	0.0%	159,073,200,000	69.2%	159,073,200,000	43.7%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	64,194,727,219	47.9%	70,864,325,684	30.8%	135,059,052,903	37.1%

Total	134,031,688,203	100.0%	229,937,525,684	100.0%	363,969,213,887	100.0%

Dec/05	Common Shares	%	Preferred Shares	%	Total Shares	%

Solpart Participações S.A.	68,356,160,984	51.0%	-	0.0%	68,356,160,984	18.8%
ADR	-	0.0%	164,803,180,000	71.7%	164,803,180,000	45.3%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Other	64,194,727,219	47.9%	65,134,345,684	28.3%	129,329,072,903	35.5%

Total	134,031,688,203	100.0%	229,937,525,684	100.0%	363,969,213,887	100.0%

GENERAL SHAREHOLDERS’ MEETINGS

On April 28, 2006, at 2:00 p.m., Brasil Telecom Participações S.A.’s shareholders held an Ordinary and Extraordinary General Shareholders’ Meeting to resolve the following matters:

Ordinary General Shareholders’ Meeting

(1) Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2005;
(2) Make a resolution on the proposal for the civil responsibility lawsuit, in compliance with Law 6,404/76;
(3) Make a resolution regarding the destination for the net income of the fiscal year and the distribution of dividends;
(4) Elect the effective and alternate members of the Fiscal Council, setting the individual remuneration of its members; and
(5) Elect the effective and alternate members of the Board of Directors due to the vacancy of the aforementioned positions, to complete the mandates.

Extraordinary General Shareholders’ Meeting

(1) Set the global amount for the compensation of the Company’s Management;
(2) Make a resolution on the proposal for the civil responsibility lawsuit, in compliance with Law 6,404/76, regarding the management’s acts which happened in fiscal years previous to 2005;

All of the items above were approved by the present shareholders, noting that item 1 of the Ordinary General Shareholders’ Meeting was approved with express reservations (rejection) regarding the former management’s acts, relating to the period between January 1st and August 25, 2005.

For the Board of Directors, the following members were elected: Messrs. Ricardo Ferraz Torres and José Luiz Rodrigues, as effective and alternate members, respectively and Mrs. Mariana

Sarmento Meneghetti as alternate member. The Company’s Board of Directors now presents the formation according to table in the next page:

Effective	Alternate

Sergio Spinelli Silva Junior (Chairman)	Renato Carvalho do Nascimento
Pedro Paulo Elejalde de Campos	Alberto Ribeiro Güth
Elemér André Surányi	Mariana Meneghetti Sarmento
Kevin Michael Altit	José Luiz Rodrigues
Lênin Florentino de Faria	Adriana Duarte Chagastelles
Ricardo Ferraz Torres	Frederico Cavalcanti

For the Fiscal Council, the following members were elected: as effective members, Messrs. José Arthur Escodro, Fábio Takyi Sekiguchi and Mrs. Rosalia Maria Teresa Sergi Agati Camelo and as alternate members, Messrs. Hiram Bandeira Pagano Filho and Marcel Cecchi Vieira and Mrs. Klítia Valeska Bicalho. The Company’s Fiscal Council now presents the following formation:

Effective	Alternate

José Arthur Escodro	Hiram Bandeira Pagano Filho
Fábio Takyi Sekiguchi	Marcel Cecchi Vieira
Rosalia Maria Teresa Agati Sergi Camelo	Klítia Valeska Bicalho

Brasil Telecom Participações S.A.’s Extraordinary General Shareholders’ Meeting to deliberate over the review of the Company’s By-Laws, related to the matters of article 34, in accordance to the Management’s proposal, as well as to authorize the consolidation of the By-Laws, initially set to be held on April 28, 2006, at 5:00 p.m., did not occur due to lack of quorum.

RECENT DEVELOPMENTS

“Internet Toda Hora”

In the first quarter of 2006, Brasil Telecom launched Internet Toda Hora, a dial-up internet access plan with download speeds of 56 Kbps which allows unlimited access to the internet without exceeding pulses being charged, for a monthly tariff of R$29.90 (tax included). The associated ISPs supply an access number to its users, limiting the access to Internet Toda Hora subscribers. The launch of this products seeks to reach residential clients from classes C and D, clients who wish to control expenses related to dial-up internet access or clients who are not yet convinced of acquiring broadband access to the internet.

Once again, BrT is the first to test converging technology

Brasil Telecom successfully concluded new tests with converging handsets of fixed-mobile telephony. This time, BrT used SIP/Wi-Fi technology and UTStarcom handsets. Such tests consolidate the Company’s strategy, since September 2004, when it concluded the first phase of tests with other converging mobile-fixed handsets, using Bluetooth class 1 technology.

The solution developed by Brasil Telecom for the converging handset uses both fixed and mobile network, depending on the physical position of the user. The mobile handset may be used from home or work, via fixed network. If the solution is in the company’s PABX, the employees may, for instance, make calls among each other from the mobile handsets as if it were a branch, whenever they are within the companies facilities.

Cancellation of the “Merger Agreement”

On May 02, 2006, Brasil Telecom received a letter from TIM International N.V. (“TIMINT”) and TIM Brasil Serviços e Participações S.A. (“TIMB”), informing the cancellation of the “Merger Agreement”, which was celebrated on April 28, 2005, among Brasil Telecom, TIMINT and TIMB.

The “Merger Agreement” is subject to an arbitration which was filed by Brasil Telecom against TIMINT and TIMB, according to Material Fact disclosed on March 16, 2006.

COMING EVENTS

Conference Call and Webcast: 1Q06 Results
Connection number: (+1 973) 935-2408
Access Code: 7338359 or Brasil Telecom
Link: http://www.brasiltelecom.com.br/ir/
Date: May 09 (Thursday)
Time: 11:30 a.m. (New York time)
           04:30 p.m. (London time)
           12:30 p.m. (Brasília time)

FINANCIAL STATEMENTS

BRASIL TELECOM PARTICIPAÇÕES S.A.

Annex I: Consolidated Income Statement

R$ Million	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

GROSS REVENUES	3,468.7	3,809.4	3,654.9	-4.1%	5.4%
Fixed Telephony	2,901.1	3,004.3	2,888.9	-3.8%	-0.4%
Local Service	1,735.0	1,819.6	1,769.1	-2.8%	2.0%
Public Telephony	86.9	145.6	127.9	-12.2%	47.1%
Long Distance Service	755.1	706.1	703.9	-0.3%	-6.8%
Interconnection	164.6	148.4	108.5	-26.9%	-34.1%
Lease of Means	65.9	84.5	83.0	-1.8%	25.8%
Supplementary and Value Added Services	83.1	90.3	86.2	-4.6%	3.7%
Other	10.4	9.7	10.4	7.6%	0.2%
Mobile Telephony	147.0	252.4	227.6	-9.8%	54.8%
Data Transmission	420.6	552.8	538.4	-2.6%	28.0%

Deductions	(1,021.2)	(1,217.5)	(1,178.0)	-3.2%	15.4%
NET REVENUES	2,447.6	2,591.9	2,476.9	-4.4%	1.2%

COSTS & OPERATING EXPENSES	(1,623.3)	(2,279.0)	(1,651.6)	-27.5%	1.7%
Personnel	(153.2)	(160.9)	(190.2)	18.2%	24.2%
Materials	(78.6)	(165.0)	(83.9)	-49.2%	6.7%
Subcontracted Services	(492.2)	(610.4)	(544.0)	-10.9%	10.5%
Interconnection	(576.1)	(514.6)	(498.5)	-3.1%	-13.5%
Advertising and Marketing	(62.0)	(64.0)	(20.4)	-68.1%	-67.2%
Provisions and Losses	(140.8)	(492.4)	(188.0)	-61.8%	33.5%
Other	(120.4)	(271.8)	(126.7)	-53.4%	5.2%

EBITDA	824.3	312.9	825.3	163.8%	0.1%
Depreciation and Amortization	(671.4)	(673.5)	(670.0)	-0.5%	-0.2%

OPERATING PROFIT BEFORE FINANCIAL RESULT	152.8	(360.7)	155.2	N.A.	1.6%

Financial Result	(52.2)	(677.1)	(75.3)	-88.9%	44.2%
Financial Revenues	195.1	105.2	116.1	10.3%	-40.5%
Financial Expenses	(247.3)	(303.2)	(191.4)	-36.9%	-22.6%
Interest on Shareholders' Equity	-	(479.1)	-	N.A.	N.A.

OPERATING PROFIT AFTER FINANCIAL RESULT	100.6	(1,037.8)	80.0	N.A.	-20.5%

Non-Operating Revenues (Expenses)	(33.9)	(40.4)	(2.5)	-93.7%	-92.5%
Goodwill Amortiwation - CRT Acquisition	(31.0)	(31.0)	-	N.A.	N.A.
Other	(2.9)	(9.4)	(2.5)	-73.0%	-11.4%

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	66.8	(1,078.2)	77.4	N.A.	16.0%

Income and Social Contribution Taxes	(20.1)	392.3	(42.1)	N.A.	109.8%

EARNINGS BEFORE PROFIT SHARING	46.7	(685.9)	35.3	N.A.	-24.3%

Minority Interest	(1.6)	88.2	(1.8)	N.A.	11.0%

EARNINGS BEFORE REVERSION OF INTEREST ON SHAREHOLDERS' EQUITY	45.1	(597.7)	33.5	N.A.	-25.6%

Reversion of Interest on Shareholders' Equity	-	479.1	-	N.A.	N.A.

NET EARNINGS	45.1	(118.6)	33.5	N.A.	-25.6%

Annex II: Consolidated Balance Sheet

R$ Million	Mar/05	Dec/05	Mar/06

CURRENT ASSETS	6,309.2	6,314.0	5,486.7

Cash and Equivalents	2,802.3	2,613.8	1,865.0
Accounts Receivables (Net)	2,186.8	2,152.8	2,149.0
Deferred and Recoverable Taxes	836.3	1,276.7	1,188.2
Other Recoverable Amounts	267.9	116.8	113.8
Inventory	137.5	83.0	80.3
Other	78.3	70.9	90.5

LONG TERM ASSETS	1,797.6	1,841.4	1,851.4

Loans and Financing	124.5	106.3	104.2
Deferred and Recoverable Taxes	1,074.1	1,512.3	1,485.0
Other	599.0	222.8	262.2

PERMANENT ASSETS	9,905.4	9,425.5	8,953.8

Investment (Net)	489.8	423.4	386.9
Property, Plant and Equipment (Net)	8,518.5	8,220.0	7,762.1
Property, Plant and Equipment (Gross)	24,804.4	26,145.4	26,272.9
Accumulated Depreciation	(16,285.9)	(17,925.4)	(18,510.8)
Deferred Assets (Net)	897.2	782.1	804.7

TOTAL ASSETS	18,012.2	17,580.9	16,291.9

CURRENT LIABILITIES	3,974.2	5,312.4	4,325.5

Loans and Financing	825.1	1,201.7	1,257.3
Suppliers	1,515.0	1,787.9	1,378.1
Taxes and Contributions	837.9	1,035.6	917.2
Dividends Payable	113.2	499.8	117.2
Provisions	339.0	265.1	246.5
Salaries and Benefits	120.0	142.7	102.3
Consignment for Third Parties	102.5	207.6	116.4
Authorization for Services Exploration	45.6	55.5	74.8
Other	76.0	116.5	115.7

LONG TERM LIABILITIES	5,649.9	5,136.7	4,801.2

Loans and Financing	3,739.3	3,367.4	3,082.2
Provisions	899.4	1,115.9	1,076.3
Taxes and Contributions	717.5	369.2	350.6
Authorization for Services Exploration	270.6	252.3	259.6
Other	23.1	31.9	32.6

DEFERRED INCOME	88.1	84.6	82.7

MINORITY INTEREST	2,126.4	1,801.2	1,802.8

SHAREHOLDERS' EQUITY	6,173.6	5,246.0	5,279.6

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	879.6	282.7	282.7
Retained Earnings	2,409.4	2,078.7	2,112.3
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	18,012.2	17,580.9	16,291.9

Annex III - Consolidated Balance Sheet - Holding

R$ Million	Mar/05	Dec/05	Mar/06

CURRENT ASSETS	1,012.4	1,263.8	976.0

Cash and Equivalents	949.1	883.7	833.6
Deferred Taxes	56.1	154.2	139.1
Other Recoverable Amounts	1.3	0.4	0.6
Dividends / Interest on Shareholders' Equity Receivable	-	220.7	-
Other	5.9	4.9	2.7

LONG TERM ASSETS	1,404.4	1,020.2	976.8

Loans and Financing	1,122.0	720.4	686.1
Deferred and Recoverable Taxes	280.6	284.6	247.0
Other	1.8	15.3	43.7

PERMANENT ASSETS	4,368.0	3,746.3	3,747.7

Investment (Net)	4,366.7	3,745.0	3,746.5
Property, Plant and Equipment (Net)	1.3	1.2	1.2
Property, Plant and Equipment (Gross)	57.3	57.4	57.4
Accumulated Depreciation	(56.0)	(56.2)	(56.2)
Deferred Assets (Net)	0.1	0.1	0.1

TOTAL ASSETS	6,784.9	6,030.4	5,700.5

CURRENT LIABILITIES	307.2	738.4	354.0

Loans and Financing	204.0	280.0	275.1
Suppliers	0.4	1.4	1.1
Taxes and Contributions	26.5	59.6	21.3
Dividends Payable	71.6	343.9	56.1
Salaries and Benefits	3.8	0.07	0.07
Consignment for Third Parties	0.1	52.9	0.1
Other	0.7	0.4	0.3

LONG TERM LIABILITIES	297.5	41.9	63.7

Loans and Financing	261.7	0.1	0.0
Taxes and Contributions	31.9	38.6	60.2
Other	3.9	3.2	3.4

SHAREHOLDERS' EQUITY	6,180.3	5,250.1	5,282.8

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	879.6	282.7	282.7
Retained Earnings	2,416.1	2,082.8	2,115.5
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	6,784.9	6,030.4	5,700.5

Annex IV: Cash Flow

	R$ Million	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

OPERATING ACTIVITIES
(+)	Net Income of the Period	45.1	(118.6)	33.5	N.A.	-25.6%

(+)	Minority Participation	1.6	(88.2)	1.8	N.A.	11.0%

(+)	Items with no Cash Effects	1,214.1	1,989.7	1,186.7	-40.4%	-2.3%
	Depreciation and Amortization	702.7	700.6	672.0	-4.1%	-4.4%
	Losses with Accounts Receivable from Services	77.6	78.9	96.1	21.9%	23.9%
	Provision for Doubtful Accounts	27.3	78.6	16.6	-78.8%	-39.1%
	Provision for Contingencies	35.9	335.0	75.2	-77.6%	109.7%
	Provision for Pension Funds	5.5	172.3	7.2	-95.8%	31.8%
	Deferred Taxes	208.7	404.3	204.6	-49.4%	-2.0%
	Result from the Write-off of Permanent Assets	6.4	12.2	0.7	-94.2%	-88.9%
	Financial Expenses	161.6	207.9	114.2	-45.1%	-29.4%
	Gains/Losses in Investments	(11.6)	-	0.0	N.A.	N.A.

(-)	Equity Changes	474.0	997.2	637.2	-36.1%	34.4%
	Clients' Accounts Receivable	180.2	(20.9)	109.0	N.A.	-39.5%
	Inventories	(36.5)	14.4	(2.8)	N.A.	-92.4%
	Court Deposits	(459.6)	(17.8)	39.3	N.A.	N.A.
	Personnel, Charges and Social Benefits	(7.3)	34.3	3.4	-90.1%	N.A.
	Accounts payable and Provisioned Expenses	7.5	(134.4)	91.4	N.A.	N.A.
	Taxes	503.7	938.7	226.1	-75.9%	-55.1%
	Provision for Contingencies	310.6	109.6	110.5	0.8%	-64.4%
	Provision for Pension Funds	25.4	24.3	34.2	40.8%	34.4%
	Other Assets and Liabilities' Accounts	(50.0)	48.9	26.2	-46.5%	N.A.

(=)	Cash Flow from Operating Activities	786.7	785.9	584.8	-25.6%	-25.7%

INVESTMENT ACTIVITIES
	Financial Investments	0.0	(2.2)	(0.0)	-99.4%	N.A.
	Investment Suppliers	(256.1)	220.9	(408.8)	N.A.	59.6%
	Funds from Sales of Permanent Assets	0.5	0.4	0.1	-71.2%	-73.9%
	Investments in Permanent Assets	(268.7)	(771.4)	(214.6)	-72.2%	-20.1%
(=)	Cash Flow from Investment Activities	(524.3)	(552.3)	(623.3)	12.9%	18.9%

FINANCING ACTIVITIES
	Dividens/Interests on Shareholders' Equity paid in the Period	(323.1)	(1.5)	(397.4)	N.A.	23.0%
	Loans and Financing	(303.0)	56.8	(330.5)	N.A.	9.1%
	Loans Obtained	5.1	253.2	1.5	-99.4%	-70.3%
	Loans Paid	(143.2)	(136.3)	(162.3)	19.1%	13.3%
	Interest Paid	(164.8)	(60.0)	(169.7)	182.7%	3.0%
	Other Financing Flows	(60.7)	(21.2)	17.7	N.A.	N.A.

(=)	Cash Flow from Financing Activities	(686.8)	34.1	(710.2)	N.A.	3.4%

CASH FLOW OF THE PERIOD		(424.3)	267.7	(748.8)	N.A.	76.5%

	Cash and Cash Equivalents - current balance	2,802.3	2,613.8	1,865.0	-28.6%	-33.4%
	Cash and Cash Equivalents - previous balance	3,226.6	2,346.1	2,613.8	11.4%	-19.0%
	Variation in Cash and Cash Equivalents	(424.3)	267.7	(748.8)	N.A.	76.5%

	OPERATING CASH FLOW	786.7	785.9	584.8	-25.6%	-25.7%
(-)	Investments on Permanent Assets (includes Investment Suppliers)	(524.3)	(552.3)	(623.3)	12.9%	18.9%
(-)	Interest Paid	(164.8)	(60.0)	(169.7)	182.7%	3.0%

(=)	FREE CASH FLOW	97.6	173.5	(208.3)	N.A.	N.A.

Annex V: Consolidated Operating Gross Revenue

R$ Million	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

GROSS REVENUES	3,468.7	3,809.4	3,654.9	-4.1%	5.4%

FIXED TELEPHONY	2,901.1	3,004.3	2,888.9	-3.8%	-0.4%
Local Service	1,735.0	1,819.6	1,769.1	-2.8%	2.0%
Activation	7.8	3.7	4.2	11.7%	-46.1%
Basic Subscription	851.5	901.2	893.3	-0.9%	4.9%
Measured Service	340.4	378.1	355.6	-5.9%	4.5%
Lease of Facilities	0.4	0.4	0.3	-24.2%	-9.9%
Other	19.1	16.2	12.2	-24.8%	-36.0%
VC-1	516.0	520.0	503.5	-3.2%	-2.4%

Public Telephony	86.9	145.6	127.9	-12.2%	47.1%

Long Distance Service	755.1	706.1	703.9	-0.3%	-6.8%
Intra-Sector	248.2	233.7	230.1	-1.6%	-7.3%
Intra-Region	99.1	81.4	82.2	1.0%	-17.1%
Inter-Region	70.1	73.1	69.8	-4.5%	-0.5%
International	15.0	14.3	12.7	-11.3%	-15.6%
VC-2	191.7	166.7	167.5	0.5%	-12.6%
Fixed Origin	75.4	69.8	70.2	0.6%	-6.9%
Mobile Origin	116.2	96.9	97.3	0.4%	-16.3%
VC-3	130.9	136.9	141.6	3.4%	8.2%
Fixed Origin	52.4	56.1	58.8	4.9%	12.2%
Mobile Origin	78.5	80.9	82.8	2.4%	5.6%

Interconnection	164.6	148.4	108.5	-26.9%	-34.1%
Fixed-Fixed	101.0	96.3	71.7	-25.6%	-29.0%
Mobile-Fixed	63.6	52.1	36.8	-29.3%	-42.2%

Lease of Means	65.9	84.5	83.0	-1.8%	25.8%

Supplementary and Value Added Services	83.1	90.3	86.2	-4.6%	3.7%

Other	10.4	9.7	10.4	7.6%	0.2%

MOBILE TELEPHONY	147.0	252.4	227.6	-9.8%	54.8%
Subscription	34.6	45.2	57.8	28.0%	67.2%
Utilization	57.4	68.8	79.4	15.3%	38.2%
Interconnection	6.4	17.5	26.1	49.4%	308.9%
Other Services	0.5	2.7	4.6	70.3%	N.A.
Merchandise Sales (Handsets and Accessories)	47.4	115.8	54.6	-52.8%	15.3%

DATA COMMUNICATIONS AND OTHER	420.6	552.8	538.4	-2.6%	28.0%
Fixed	420.0	540.3	521.6	-3.5%	24.2%
Mobile	0.6	12.4	16.8	35.6%	N.A.

Deductions	(1,021.2)	(1,217.5)	(1,178.0)	-3.2%	15.4%
NET REVENUES	2,447.6	2,591.9	2,476.9	-4.4%	1.2%

Annex VI: Consolidated Operating Costs and Expenses

R$ Million	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

NET REVENUES	2,447.6	2,591.9	2,476.9	-4.4%	1.2%

Costs	(1,585.7)	(1,652.7)	(1,567.9)	-5.1%	-1.1%
Personnel	(37.3)	(45.2)	(58.6)	29.7%	57.1%
Materials	(69.0)	(152.8)	(72.0)	-52.8%	4.4%
Subcontracted Services	(770.2)	(741.4)	(721.9)	-2.6%	-6.3%
Interconnection	(576.1)	(514.6)	(498.5)	-3.1%	-13.5%
Other	(194.0)	(226.8)	(223.4)	-1.5%	15.1%
Depreciation and Amortization	(570.6)	(568.3)	(568.9)	0.1%	-0.3%
Other	(138.6)	(145.1)	(146.5)	1.0%	5.7%

GROSS PROFIT	861.9	939.1	909.0	-3.2%	5.5%

Sales Expenses	(265.8)	(344.6)	(261.6)	-24.1%	-1.6%
Personnel	(60.9)	(65.6)	(73.3)	11.7%	20.3%
Materials	(7.7)	(8.5)	(6.8)	-19.5%	-11.1%
Subcontracted Services	(190.4)	(264.5)	(168.2)	-36.4%	-11.6%
Advertising and Marketing	(62.0)	(64.0)	(20.4)	-68.1%	-67.2%
Other	(128.3)	(200.6)	(147.8)	-26.3%	15.2%
Depreciation and Amortization	(4.0)	(4.1)	(4.1)	-0.9%	3.9%
Other	(2.9)	(1.9)	(9.2)	398.0%	213.6%

General and Administrative Expenses	(199.8)	(191.8)	(206.9)	7.9%	3.6%
Personnel	(44.0)	(41.2)	(51.6)	25.2%	17.3%
Materials	(1.4)	(3.3)	(4.5)	36.2%	233.0%
Subcontracted Services	(138.6)	(136.6)	(141.0)	3.2%	1.7%
Depreciation and Amortization	(9.6)	(6.6)	(6.1)	-7.6%	-36.6%
Other	(6.3)	(4.1)	(3.7)	-10.0%	-40.9%

Information Technology	(109.8)	(129.9)	(115.9)	-10.7%	5.6%
Personnel	(10.9)	(8.8)	(6.7)	-24.0%	-38.6%
Materials	(0.6)	(0.4)	(0.5)	26.2%	-18.0%
Subcontracted Services	(31.2)	(46.5)	(31.8)	-31.6%	1.8%
Depreciation and Amortization	(60.9)	(66.8)	(69.7)	4.4%	14.5%
Other	(6.1)	(7.4)	(7.2)	-2.6%	18.5%

Provisions and Losses	(140.8)	(492.4)	(188.0)	-61.8%	33.5%
Doubtful Accounts	(104.9)	(157.4)	(112.8)	-28.4%	7.5%
Contingencies	(35.9)	(335.0)	(75.2)	-77.6%	109.7%

Other Operating Revenues (Expenses)	7.1	(141.1)	18.7	N.A.	162.9%
Goodwill Amortization	(26.4)	(27.7)	(21.3)	-23.2%	-19.3%
Other	33.5	(113.4)	40.0	N.A.	19.5%

OPERATING PROFIT BEFORE FINANCIAL RESULTS	152.8	(360.7)	155.2	N.A.	1.6%

R$ Million	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(2,294.8)	(2,952.5)	(2,321.7)	-21.4%	1.2%
Personnel	(153.2)	(160.9)	(190.2)	18.2%	24.2%
Materials	(78.6)	(165.0)	(83.9)	-49.2%	6.7%
Subcontracted Services	(492.2)	(610.4)	(544.0)	-10.9%	10.5%
Interconnection	(576.1)	(514.6)	(498.5)	-3.1%	-13.5%
Advertising and Marketing	(62.0)	(64.0)	(20.4)	-68.1%	-67.2%
Provisions and Losses	(140.8)	(492.4)	(188.0)	-61.8%	33.5%
Other	(120.4)	(271.8)	(126.7)	-53.4%	5.2%
Depreciation and Amortization	(671.4)	(673.5)	(670.0)	-0.5%	-0.2%

Annex VII: EBITDA Margin – Gains and Losses

R$ Million	1Q05	Vertical	4Q05	Vertical	1Q06	Vertical

GROSS REVENUES	3,468.7	141.7%	3,809.4	147.0%	3,654.9	147.6%
Fixed Telephony	2,901.1	118.5%	3,004.3	115.9%	2,888.9	116.6%
Local Service	1,735.0	70.9%	1,819.6	70.2%	1,769.1	71.4%
Public Telephony	86.9	3.6%	145.6	5.6%	127.9	5.2%
Long Distance Service	755.1	30.9%	706.1	27.2%	703.9	28.4%
Interconnection	164.6	6.7%	148.4	5.7%	108.5	4.4%
Lease of Means	65.9	2.7%	84.5	3.3%	83.0	3.3%
Supplementary and Value Added Services	83.1	3.4%	90.3	3.5%	86.2	3.5%
Other	10.4	0.4%	9.7	0.4%	10.4	0.4%
Mobile Telephony	147.0	6.0%	252.4	9.7%	227.6	9.2%
Data Transmission	420.6	-41.2%	552.8	-45.4%	538.4	21.7%

Deductions	(1,021.2)	-41.7%	(1,217.5)	-47.0%	(1,178.0)	-47.6%
NET REVENUES	2,447.6	100.0%	2,591.9	100.0%	2,476.9	100.0%

COSTS & OPERATING EXPENSES	(1,623.3)	-66.3%	(2,279.0)	-87.9%	(1,651.6)	-66.7%
Personnel	(153.2)	-6.3%	(160.9)	-6.2%	(190.2)	-7.7%
Materials	(78.6)	-3.2%	(165.0)	-6.4%	(83.9)	-3.4%
Subcontracted Services	(492.2)	-20.1%	(610.4)	-23.6%	(544.0)	-22.0%
Interconnection	(576.1)	-23.5%	(514.6)	-19.9%	(498.5)	-20.1%
Advertising and Marketing	(62.0)	-2.5%	(64.0)	-2.5%	(20.4)	-0.8%
Provisions and Losses	(140.8)	-5.8%	(492.4)	-19.0%	(188.0)	-7.6%
Other	(120.4)	-4.9%	(271.8)	-10.5%	(126.7)	-5.1%

EBITDA	824.3	33.7%	312.9	12.1%	825.3	33.3%

Annex VIII: Adjusted EBITDA

R$ Million	4Q05	1Q06	Δ Quarter

Net Revenues	2,591.9	2,476.9	-4.4%
EBITDA	312.9	825.3	163.8%
EBITDA Margin	12.1%	33.3%	21.2 p.p.
Extraordinary Items	559.0	44.1	-92.1%
Contingencies with Risks with Legal Processes	197.8	-	N.A.
Actuarial Calculation Adjustment	171.1	-	N.A.
Fiscal Credit Write-off	76.9	-	N.A.
Co-billing agreement	73.8	-	N.A.
Labor related Severance	-	44.1	N.A.
Other	39.4	-	N.A.
Adjusted EBITDA	871.8	869.4	-0.3%
Adjusted EBITDA Margin	33.6%	35.1%	1.5 p.p.

Annex IX: CAPEX

R$ Million	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

Network Expansion	65.0	349.2	99.5	-71.5%	53.0%
Conventional Telephony	16.5	111.3	0.3	-99.7%	-98.1%
Transmission Backbone	3.9	42.5	2.4	-94.3%	-38.3%
Data Network	42.0	170.7	33.9	-80.1%	-19.2%
Intelligent Network	0.4	9.0	0.7	-92.1%	77.9%
Network Management Systems	-	12.9	0.4	-97.0%	N.A.
Other	2.2	2.9	61.7	N.A.	2705.2%
Network Operation	58.3	105.7	50.9	-51.9%	-12.7%
Public Telephony	1.2	1.3	1.4	9.1%	20.3%
Information Technology	19.7	78.8	8.5	-89.2%	-57.0%
Expansion Personnel	21.0	22.1	26.9	21.5%	28.1%
Other	26.5	21.0	22.3	6.2%	-15.9%
Expansion Financial Expenses	4.6	7.1	-	N.A.	N.A.

Total - Wireline Telephony	196.3	585.2	209.4	-64.2%	6.7%

R$ Million	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

Total - Mobile Telephony	85.9	197.6	5.2	-97.4%	-94.0%

Total Investment in Permanent Assets	282.2	782.8	214.6	-72.6%	-24.0%

Annex X: Indebtedness

Debt (R$ Million)	Mar 2005	Dec 2005	Mar 2006	Δ Quarter	Δ 12 Months

Short Term	825.1	1,201.7	1,257.3	4.6%	52.4%
In R$	704.6	991.3	984.5	-0.7%	39.7%
In US$	41.7	36.4	16.8	-53.9%	-59.8%
In Yen	0.8	45.8	80.2	75.1%	N.A.
In Currency Basket	52.5	70.8	72.4	2.3%	37.9%
Hadge Adjustment	25.6	57.4	103.3	80.0%	304.2%
Long Term	3,739.3	3,367.4	3,082.2	-8.5%	-17.6%
In R$	2,234.8	1,950.6	1,795.9	-7.9%	-19.6%
In US$	615.5	537.1	493.2	-8.2%	-19.9%
In Yen	538.2	386.1	319.3	-17.3%	-40.7%
In Currency Basket	211.7	201.9	173.7	-14.0%	-17.9%
Hedge Adjustment	139.2	291.7	300.1	2.9%	115.6%
Total Debt	4,564.5	4,569.1	4,339.4	-5.0%	-4.9%
(-) Cash	2,802.3	2,613.8	1,865.0	-28.6%	-33.4%
Net Debt	1,762.2	1,955.3	2,474.4	26.6%	40.4%

Annex XI: Indebtedness

Mar/06	Currency	Annual Cost	Maturity	% Total	Balance
					(in R$ Million)

Short Term				29.0%	1,257
BNDES	R$	TJLP + 6.5%	dec/2007		16
BNDES	R$	TJLP + 5.85%	dec/2007		360
BNDES	R$	TJLP + 3.85%	oct/2007		83
BNDES	R$	Basket + 6.5%	dec/2007		29
BNDES	R$	Basket + 3.85%	nov/2007		10
Debentures	R$	TJLP + 4%	jul/2006		275
BNDES	R$	Basket + 5.5%	apr/2011		34
BNDES	R$	TJLP + 5.5%	apr/2011		220
BRDE	R$	IGP-M+12.0%	sep/2006		5
FCO	R$	14%	jan/2008		5
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		20
Bonds - US$ 200 MM	US$	9.38%	feb/2014		5
Financial Institutions II	US$	Lib6 + 0.5%	jul/2008-jul/2013		11
Financial Institutions III	Yen$	Jibor6 + 1.92%	mar/2011		80
Long Term				71.0%	3,082
BNDES	R$	TJLP + 6.5%	dec/2007		12
BNDES	R$	TJLP + 5.85%	dec/2007		358
BNDES	R$	TJLP + 3.85%	oct/2007		61
BNDES	R$	Basket + 6.5%	dec/2007		21
BNDES	R$	Basket + 3.85%	nov/2007		7
BNDES	R$	Basket + 5.5%	apr/2011		145
BNDES	R$	TJLP + 5.5%	apr/2011		840
FCO	R$	14%	Jan/2008		4
BRB - GSM	R$	2.4%	Jan/2034		18
BRB - Fixa	R$	2.4%	Jan/2034		4
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		500
Bonds - US$ 200 MM	US$	9.38%	feb/2014		434
Financial Institutions I	US$	Lib6 + 0.5%	jul/2008-jul/2013		36
Financial Institutions II	Yen$	Jibor6 + 1.92%	mar/2011		319
Financial Institutions III	Yen$	3.36%	feb/2009		1
Financial Institutions IV	US$	0.0%	dec/2015		22
Suppliers III	US$	Lib3 + 2.0%	jun/2007		1
Hedge Adjustment					300
Total Debt				100.0%	4,339

Annex XII: Long Term Debt Amortization Schedule

Maturity	% Long Term Debt

2007	21.3%
2008	16.5%
2009	29.5%
2010	13.2%
2011	4.0%
2012	0.0%
2013 and after	15.5%

Annex XIII: Consolidated Financial Result

R$ Million	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

Financial Revenue	195.1	105.2	116.1	10.3%	-40.5%
Local Currency	163.08	135.6	111.3	-17.9%	-31.8%
Foreign Currency	32.04	(30.4)	4.8	-115.9%	-84.9%
Financial Expense	(247.3)	(303.2)	(191.4)	-36.9%	-22.6%
Local Currency	(168.6)	(285.5)	(150.3)	-47.3%	-10.9%
Foreign Currency	(78.7)	(17.7)	(41.0)	131.3%	-47.8%
Interest on Shareholders' Equity	-	(479.1)	-	N.A.	N.A.

Financial Result	(52.2)	(677.1)	(75.3)	-88.9%	44.2%

Annex XIV: Consolidated Accounts Receivable

	Mar/05	Jun/05	Sep/05	Dec/05	Mar/06

Total (R$ Million)	2,456.8	2,517.0	2,614.7	2,514.3	2,527.1
Due	63.3%	65.0%	63.2%	65.0%	62.7%
Overdue (up to 30 days)	15.7%	15.6%	16.8%	15.8%	16.4%
Overdue (between 31-60 days)	6.4%	5.8%	5.8%	5.2%	6.2%
Overdue (between 61-90 days)	4.3%	3.5%	3.9%	3.3%	3.9%
Overdue (over 90 days)	10.3%	10.1%	10.3%	10.7%	10.7%

Annex XV: Traffic

TRAFFIC	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

Exceeding Pulses (Million)	2,304.8	2,391.4	2,291.2	-4.2%	-0.6%

VC-1 (million minutes)	807.0	801.8	744.7	-7.1%	-7.7%

Domestic long distance - DLD (million minutes)	1,616.4	1,438.5	1,426.9	-0.8%	-11.7%

VC-2 (million minutes)	175.8	146.4	152.7	4.3%	-13.1%
VC-3 (million minutes)	106.1	101.4	104.9	3.5%	-1.1%

Annex XVI - Indicators

FIXED-LINE NETWORK	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

Lines installed (thousand)	10,778.3	10,816.3	10,814.3	0.0%	0.3%
Additional lines installed (thousand)	41.1	20.3	(2.0)	N.A.	N.A.

Lines in service - LIS (thousand)	9,512.3	9,560.1	9,543.1	-0.2%	0.3%
Residential (thousand)	6,379.5	6,102.9	6,042.8	-1.0%	-5.3%
Non-residential (thousand)	1,440.2	1,439.2	1,432.6	-0.5%	-0.5%
Public phones (thousand)	296.4	296.9	295.2	-0.6%	-0.4%
Pre-paid (thousand)	311.2	313.8	316.6	0.9%	1.7%
Hybrid (thousand)	475.5	783.0	825.6	5.5%	73.6%
Other (including PBX) (thousand)	619.6	624.4	630.1	0.9%	1.7%
Additional lines in service (thousand)	9.2	11.1	(17.0)	N.A.	N.A.
Average lines in service (thousand)	9,507.7	9,554.6	9,551.6	0.0%	0.5%

LIS/100 Inhabitants	22.4	22.3	22.2	-0.6%	-1.0%
Public Telephones/1,000 Inhabitants	7.0	6.9	6.9	-1.0%	-2.0%
Public Telephones/100 Lines Installed	2.7	2.7	2.7	1.1%	1.1%

Utilization rate	88.3%	88.4%	88.2%	-0.2 p.p.	0.0 p.p.

Digitalization rate	99.3%	100.0%	100.0%	0.0 p.p.	0.7 p.p.

Teledensity (LIS/100 inhabitants)	22.4	22.3	22.2	-0.6%	-1.1%

ADSL accesses in service (thousand)	625.3	1,013.9	1,084.1	6.9%	73.4%

PRODUCTIVITY	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

# of employees - Fixed Telephony	5,685	5,803	5,420	-6.6%	-4.7%
Average # of employees	5,743	5,794	5,612	-3.1%	-2.3%
LIS/employee	1,673	1,647	1,761	6.9%	5.2%

Gross revenue/average # of employees/month (R$ thousa	168.4	172.9	171.6	-0.7%	1.9%
EBITDA/average # of employees/month (R$ thousand)	47.8	18.0	49.0	172.3%	2.5%
Net earnings/average # of employees/month (R$ thousand	2.6	(6.8)	2.0	N.A.	-23.9%

Exceeding local pulses/average LIS/month	80.8	83.4	80.0	-4.2%	-1.0%
DLD minutes/average LIS/month	56.7	50.2	49.8	-0.8%	-12.1%
Fixed-mobile minutes/average LIS/month	38.2	36.6	35.0	-4.5%	-8.4%

Gross revenue (Fixed Line)/average LIS/month (R$)	101.7	104.8	100.8	-3.8%	-0.9%
EBITDA/average LIS/month (R$)	28.9	10.9	28.8	163.9%	-0.3%
Net earnings/average LIS/month (R$)	1.6	(4.1)	1.2	N.A.	-25.9%

PROFITABILITY	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

EBITDA margin	33.7%	12.1%	33.3%	21.2 p.p.	-0.4 p.p.

Net margin	1.8%	-4.6%	1.4%	5.9 p.p.	-0.5 p.p.

Return on equity - ROE	0.7%	-2.3%	0.6%	2.9 p.p.	-0.1 p.p.

CAPITAL STRUCTURE	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

Cash and cash equivalents (R$ million)	1,853	2,614	1,865	-28.6%	0.6%

Total debt (R$ million)	5,115	4,569	4,339	-5.0%	-15.2%
Dívida de curto prazo	1,044	1,202	1,257	4.6%	20.4%
Dívida de longo prazo	4,070	3,367	3,082	-8.5%	-24.3%

Short term debt	20.4%	26.3%	29.0%	2.7 p.p.	8.6 p.p.
Long term debt	79.6%	73.7%	71.0%	-2.7 p.p.	-8.6 p.p.

Net debt (R$ million)	3,261	1,955	2,474	26.6%	-24.1%

Shareholders' equity (R$ million)	7,422	5,246	5,280	0.6%	-28.9%

Net debt/shareholders' equity	43.9%	37.3%	46.9%	9.6 p.p.	2.9 p.p.

BRASIL TELECOM MOBILE

Annex XVII: Income Statement

R$ Million	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

GROSS REVENUES	182.5	340.4	329.5	-3.2%	80.5%
Subscription	34.6	45.2	57.8	28.1%	67.2%
Utilization	57.4	68.8	85.9	24.8%	49.7%
Interconnection	41.3	93.1	104.6	12.3%	153.1%
Other Revenues	1.2	5.1	9.6	88.8%	N.A.
Data Transmission	0.6	12.4	16.8	36.1%	N.A.
Merchandise Sales (Handsets and Accessories)	47.4	115.9	54.6	-52.8%	15.3%
Deductions	(50.9)	(98.4)	(106.9)	8.6%	110.0%
NET REVENUES	131.6	242.0	222.6	-8.0%	69.1%

COSTS & OPERATING EXPENSES	(279.4)	(409.1)	(262.9)	-35.7%	-5.9%
Personnel	(21.9)	(25.0)	(21.4)	-14.2%	-2.2%
Materials	(59.7)	(140.4)	(60.8)	-56.7%	1.9%
Subcontracted Services	(61.4)	(116.9)	(85.5)	-26.8%	39.3%
Interconnection	(37.3)	(27.0)	(24.2)	-10.3%	-35.0%
Advertising and Marketing	(35.5)	(41.6)	(7.6)	-81.8%	-78.6%
Provisions and Losses	(6.2)	(13.7)	(11.0)	-19.6%	78.5%
Other	(57.4)	(44.5)	(52.3)	17.6%	-8.9%

EBITDA	(147.8)	(167.1)	(40.3)	-75.9%	-72.7%
Depreciation and Amortization	(53.1)	(72.0)	(76.7)	6.6%	44.6%

OPERATING PROFIT BEFORE FINANCIAL RESULT	(200.9)	(239.1)	(117.1)	-51.0%	-41.7%

Financial Result	(10.0)	(24.1)	(8.7)	-64.0%	-13.7%
Financial Revenues	4.0	4.7	5.2	10.1%	28.3%
Financial Expenses	(14.1)	(28.8)	(13.8)	-51.9%	-1.7%

OPERATING PROFIT AFTER FINANCIAL RESULT	(210.9)	(263.2)	(125.7)	-52.2%	-40.4%

Non-Operating Revenues (Expenses)	-	(6.3)	(0.4)	-94.2%	N.A.

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(210.9)	(269.5)	(126.1)	-53.2%	-40.2%

Income and Social Contribution Taxes	85.7	91.5	42.6	-53.4%	-50.2%

EARNINGS BEFORE PROFIT SHARING	(125.2)	(178.0)	(83.5)	-53.1%	-33.3%

EARNINGS BEFORE REVERSION OF INTEREST ON	(125.2)	(178.0)	(83.5)	-53.1%	-33.3%
SHAREHOLDERS' EQUITY

Reversion of Interest on Shareholders' Equity	-	-	-	N.A.	N.A.

NET EARNINGS (LOSSES)	(125.2)	(178.0)	(83.5)	-53.1%	-33.3%

Obs.: The values presented in this Income Statement do not consider inter-company elimination with Brasil Telecom S.A.

Annex XVIII: ARPU Calculation – Mobile Telephony

R$ Thousands	1T05	2T05	3T05	4T05	1T06

(+) Gross Revenues	182.5	211.0	255.3	340.4	329.5
(-) Handsets	(47.4)	(66.7)	(69.4)	(115.8)	(54.6)

Gross Service Revenues	135.1	144.3	185.9	224.6	274.8

(-) Taxes and Deductions	(36.2)	(39.2)	(57.2)	(69.2)	(87.4)

Net Service Revenues	99.0	105.1	128.8	155.4	187.4
(-) Net Revs Public Payphones + Roaming	(27.3)	(8.3)	(0.9)	(1.4)	(0.9)

Quarterly Net Revenues	71.6	96.8	127.8	154.0	186.4
Monthly Net Revenues	23.9	32.3	42.6	51.3	62.1
Average Number of Clients	815.6	1,180.5	1,504.1	1,889.5	2,340.5

ARPU (R$)	29.3	27.3	28.3	27.2	26.6

1Q05 and 2Q05 include revenue incurring from “Brasil Virtual Cel”.

Annex XIX: Operating Data

Key Operational Data	1Q05	4Q05	1Q06	Δ Quarter	Δ 12 Months

Clients	1,003.7	2,212.8	2,460.0	11.2%	145.1%
Post-Paid	322.5	693.0	820.2	18.4%	154.3%
Pre-Paid	681.1	1,519.8	1,639.7	7.9%	140.7%
Gross Additions	405.6	661.2	398.9	-39.7%	-1.6%
Post-Paid	122.8	260.3	151.6	-41.8%	23.5%
Pre-Paid	282.8	400.9	247.3	-38.3%	-12.5%
Cancellations	24.2	124.6	151.7	21.8%	N.A.
Post-Paid	6.0	23.9	24.4	1.9%	306.0%
Pre-Paid	18.2	100.7	127.4	26.5%	599.9%
Annualized Churn	11.9%	25.6%	26.0%	0.3 p.p.	14.1 p.p.
Post-Paid	9.1%	16.6%	12.9%	-3.8 p.p.	3.8 p.p.
Pre-Paid	13.3%	29.4%	32.3%	2.8 p.p.	19.0 p.p.
SAC	188.8	187.7	136.6	-27.2%	-27.7%
Market Share	4.8%	8.7%	9.4%	0.7 p.p.	4.6 p.p.
Served Localities	626	782	782	0.0%	24.9%
% of Population Covered	81%	86%	86%	-0.1 p.p.	4.9 p.p.
Base Stations	1,695	2,117	2,123	0.3%	25.3%
Switches	6	8	8	0.0%	33.3%
Employees	918	1,069	735	-31.2%	-19.9%

GLOSSARY

ADSL: Asymmetrical Digital Subscriber Line. System that allows broadband signal transmission through metallic telephone cables. It is the most common DSL technology, which represents a midway transition to totally optic networks.

ARPU: Average Revenue Per User. It is an indicator used in telecom industry which calculates the average revenue per user.

CAPEX: Capital Expenditure. The investments made by a company.

EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortization.

GSM: Global System for Mobile communications. GSM is the most used technological standard by mobile operators in the world. This feature allows its users to move around freely and easily with their handsets. The price of GSM handsets is also more attractive, the network is safer and there is a consistent technological evolution.

JSCP (Interest on Shareholders’ Equity): Shareholder remuneration option, calculated from the Shareholders’ Equity and limited, for taxes deductibility effects, to the variation of the long term interest rates. The fiscal benefit is due to the reduction of the calculation basis of the income tax and social contribution on the net income, once the interest on shareholders’ equity represent deductible expenses in the application of these resources.

LIS: Lines in Service. All the lines in a plant that are effectively being used.

SAC: Subscriber Acquisition Cost. It is the average amount spent by a company to acquire a new subscriber.

TUP (Public Phone): Public terminals which use phone cards (or collect calls) to make calls.

Financial Leverage Ratio: Net Debt / Shareholders’ Equity

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer